UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Q2 Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74736L109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74736L109

1.	Names of Reporting Persons Battery Ventures IX, L.P. (“BV9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,391,358 shares, except that Battery Partners IX, LLC (“BP9”), the general partner of BV9 and managing member of BIP9, and its investment advisor Battery Management Corp. (“BMC,” and together with BP9, the “Battery IX Companies”) may be deemed to have sole power to direct the voting of these shares; each of Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Jesse Feldman (“Feldman”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”), and Scott R. Tobin (“Tobin”), each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,391,358 shares, except that the Battery IX Companies may be deemed to have sole power to direct the disposition of these shares; each of Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,358 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74736L109

1.	Names of Reporting Persons Battery Investment Partners IX, LLC (“BIP9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
13,911 shares, except that the Battery IX Companies may be deemed to have sole power to direct the voting of these shares; Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
13,911 shares, except that the Battery IX Companies may be deemed to have sole power to direct the disposition of these shares; Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,911 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74736L109

1.	Names of Reporting Persons Battery Partners IX, LLC (“BP9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74736L109

1.	Names of Reporting Persons Battery Management Corp. (“BMC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74736L109

1.	Names of Reporting Persons Neeraj Agrawal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,125

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Agrawal is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 17,125

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Agrawal is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,394 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Michael Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,877 shares, 9,602 shares of which Brown has the right to acquire (or will have the right to acquire within sixty days) through options to purchase shares.

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Brown is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 26,877 shares, 9,602 shares of which Brown has the right to acquire (or will have the right to acquire within sixty days) through options to purchase shares.

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Brown is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,146 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Thomas J. Crotty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,630

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Crotty is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 12,630

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Crotty is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,899 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Jesse Feldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Feldman is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Feldman is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Richard D. Frisbie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Frisbie is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Frisbie is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Kenneth P. Lawler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Lawler is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Lawler is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Roger H. Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Lee is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Lee is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons R. David Tabors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Tabors is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Tabors is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,269 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74736L109

1.	Names of Reporting Persons Scott R. Tobin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,938

6.

Shared Voting Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Tobin is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 17,938

8.

Shared Dispositive Power
1,405,269 shares, of which 1,391,358 shares are directly owned by BV9 and 13,911 shares are directly owned by BIP9. Tobin is a managing member or officer of the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,207 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Q2 Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 13785 Research Blvd, Suite 150 Austin, Texas 78750

Item 2.
(a)

Name of Person Filing
Battery Ventures IX, L.P. (“BV9”), Battery Investment Partners IX, LLC (“BIP9”), Battery Partners IX, LLC (“BP9 LLC”), Battery Management Corp. (“BMC”), Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Jesse Feldman (“Feldman”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”) and Scott R. Tobin (“Tobin”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Messrs. Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin are the sole managing members of BP9, the general partner of BV9 and managing member of BIP9 and/or the officers of BMC, the investment advisor to BP9.

	(b)	Address of Principal Business Office or, if none, Residence Battery Ventures One Marina Park Drive Suite 1100 Boston, MA 02210
(c)

Citizenship
Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin are United States citizens.  BV9 is a limited partnership organized under the laws of the State of Delaware.  BIP9 is a limited liability company organized under the laws of the State of Delaware.  BP9 is a limited liability company organized under the laws of the State of Delaware. BMC is a corporation organized under the laws of the Commonwealth of Massachusetts.

	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 74736L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 40,138,663 shares of Common Stock outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q filed on November 3, 2016.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of BV9, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BV9.  Under certain circumstances set forth in the limited liability company agreement of BIP9, the members may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BIP9.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BATTERY VENTURES IX, L.P.

By: Battery Partners IX, LLC

By: *
Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC

By: Battery Partners IX, LLC

By: *
Managing Member

BATTERY PARTNERS IX, LLC

By: *
Managing Member

BATTERY MANAGEMENT CORP.

By: *
Chief Financial Officer

NEERAJ AGRAWAL

By: *
Neeraj Agrawal

MICHAEL BROWN

By: *
Michael Brown

THOMAS J. CROTTY

By: *
Thomas J. Crotty

JESSE FELDMAN

By: *
Jesse Feldman

RICHARD D. FRISBIE

		By:	*
Richard D. Frisbie

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

ROGER H. LEE

		By:	*
Roger H. Lee

R. DAVID TABORS

		By:	*
R. David Tabors

SCOTT R. TOBIN

		By:	*
Scott R. Tobin

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).